SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of March, 2012

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Cidade de Deus, Osasco, SP, March 7th, 2012

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Monthly Dividends Increase

The Board of  Directors of  this Bank, in a meeting held today, approved  the  Board  of  Executive  Officers’ proposal  to  increase 10% (ten percent) in the amount of the Monthly Dividends, paid in advance to the  shareholders, in conformity with the Monthly Compensation System, rising them from R$0.014541175 to R$0.015995293 related to  the common shares and from R$0.015995293 to R$0.017594822 for the preferred shares.

The new values will become effective as from the Dividends related to April/2012, to be paid on May 2nd, 2012, benefiting the shareholders registered in the Company’s records on April 2nd, 2012. The Company’s shares will be traded “ex-right” on Dividends from April 3rd, 2012 on.

The payment will be made according to the declared amount, with no Withholding Income Tax, under the terms of the Article 10 of Law # 9,249/95, as follows:

•      to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate;

•      to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The shareholders who do not have their register and banking data updated in the Company must present themselvesat a Bradesco Branch of their preference bearing their Individual Taxpayer’s ID (CPF), Identification Document (RG) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled.

Cordially,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   March 07, 2012

By:	/s/ Luiz Carlos Angelotti
Name: Luiz Carlos Angelotti Title: Executive Managing Officer and Investor Relations Officer